Consent of Independent Registered
Public Accounting Firm

We consent to the inclusion in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 168809) of our report, which includes an explanatory paragraph relating to Cutanea Life Sciences, Inc.’s ability to continue as a going concern, dated August 12, 2010, except for the effects of the matter discussed in the last paragraph of Note 1 which are as of October 19, 2010, on our audits of the financial statements of Cutanea Life Sciences, Inc. as of December 31, 2009 and 2008 and for the years then ended and for the period from May 15, 2005 (inception) to December 31, 2009.  We also consent to the reference to our Firm under the caption “Experts”.

/s/ J.H. Cohn LLP

Roseland, New Jersey
October 19, 2010